Exhibit 99.15

Scott Wilson Roscoe Postle Associates Inc	Suite 501, 55 University Avenue, Toronto, ON M5J 2H7 T (416) 947-0907 F (416) 947-0395 www.scottwilson.com

CONSENT OF SCOTT WILSON ROSCOE POSTLE ASSOCIATES INC.

We consent to the inclusion in this annual report on Form 40-F of New Gold Inc., which is being filed with the United States Securities and Exchange Commission, of references to our name in connection with mineral resource estimates for the New Afton Project and to the use of information derived from the geology, mineralization, exploration, drilling, sampling method, preparation, analysis and security, data verification and mineral resource estimate sections of the technical report entitled "New Afton Project NI 43-101 Independent Technical Report" dated April 2007 and revised on June 22, 2007, included in the Annual Information Form of New Gold Inc. for the financial year ended December 31, 2008.

Dated this 31st day of March, 2009.

Name: Richard J. Lambert, P.E.
Title: Executive Vice President